================================================================================

                                    FORM 11-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



(Mark One)
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934
                For the year ended December 30, 1998


                                       OR


[ ]  TRANSITION  REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 For the transition period from _______ to ____________


                         Commission file number 0-19277



A. Full title of Plan and the address of the Plan, if different from that of the issuer named below:



                    THE HARTFORD INVESTMENT AND SAVINGS PLAN



B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:



                   THE HARTFORD FINANCIAL SERVICES GROUP, INC.
                Hartford Plaza, Hartford, Connecticut 06115-1900

================================================================================

                    THE HARTFORD INVESTMENT AND SAVINGS PLAN


                                    CONTENTS
                           December 30, 1998 AND 1997

                                                                          Pages
Report of Independent Public Accountants                                   F-1

Statement of Net Assets Available for Benefits With Fund
     Information as of December 30, 1998                                F-2, F-3

Statement of Net Assets Available for Benefits With Fund
     Information as of December 30, 1997                                F-4, F-5

Statement of Changes in Net Assets Available for Benefits
     With Fund Information for the Year Ended December 30, 1998         F-6, F-7

Statement of Changes in Net Assets Available for Benefits
     With Fund Information for the Period from January 1,
     1997 to December 30, 1997                                          F-8, F-9

Notes to Financial Statements                                        F-10 - F-14

Item 27a - Schedule of Assets Held for Investment Purposes
     - Part I as of December 30, 1998                                F-15 - F-17

Item 27b - Schedule of Loans or Fixed Income obligations
     - For the year ended December 30, 1998                          F-18 - F-24

Item 27d - Schedule of Reportable Transactions - For the
     year ended December 30, 1998                                         F-25

Signature                                                                 F-26

Exhibit 1 - Consent of Independent Public Accountants                     F-27

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To The Hartford Financial Services Group, Inc.:

We have audited the accompanying Statements of Net Assets Available for Benefits with Fund Information of The Hartford Investment and Savings Plan as of December 30, 1998 and December 30, 1997, and the related Statements of Changes in Net Assets Available for Benefits with Fund Information for the year ended December 30, 1998 and the period from January 1, 1997 to December 30, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Hartford Investment and Savings Plan as of December 30, 1998 and December 30, 1997, and the changes in net assets available for benefits for the year ended December 30, 1998 and the period from January 1, 1997 to December 30, 1997, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages F-15 through F-25 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                             ARTHUR ANDERSEN LLP

Hartford, Connecticut
June 25, 1999


                                                                                       EIN# 06-0383750
                                                                                             Plan# 100
                               THE HARTFORD INVESTMENT AND SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                       AS OF DECEMBER 30, 1998
                                           ($ IN THOUSANDS)



                                                                   Non-Member          |
                                                                    Directed           |          Member Directed
                                                            -------------------------------------------------------
                                                                The       Hartford     |    The
                                                              Hartford     Life        | Hartford
                                                              Company     Company      | Company
                                                 Total       Stock Fund   Stock Fund   |Stock Fund       Index Fund
-------------------------------------------------------------------------------------------------------------------
Assets
   Investments, at fair value:
    The Hartford common stock-
     14,226,085 shares                       $     794,000 $     601,852  $        --    $   192,148  $        --
    Hartford Life common stock-
     1,383,950 shares                               80,788            --       51,866             --           --
    Standard & Poor's 500 Index Portfolio          250,491            --           --             --      250,491
    Mutual funds                                   127,858            --           --             --           --
    Pooled temporary investments                    26,221        11,882          169          3,793           --
   Investment in group annuity contracts,
    at contract value                              273,244            --           --             --           --
   Loans receivable                                 40,115            --           --             --           --
   Dividends and interest receivable                 4,765         2,439           83            779           33
   Contributions receivable                          3,339         1,027          184            328          562
   Unsettled net security (purchases) sales           (163)           --           --             --           --
                                             ----------------------------------------------------------------------
     Total assets                                1,600,658       617,200       52,302        197,048      251,086
                                             ----------------------------------------------------------------------
Liabilities
   Interfund transfers pending                          --            96           20             31           33
                                             ----------------------------------------------------------------------
     Total liabilities                                  --            96           20             31           33
                                             ----------------------------------------------------------------------

Net assets available for benefits            $   1,600,658 $     617,104       52,282    $   197,017  $   251,053
---------------------------------------------======================================================================

The accompanying notes are an integral part of these financial statements.


                                                                                       EIN# 06-0383750
                                                                                             Plan# 100
                               THE HARTFORD INVESTMENT AND SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                       AS OF DECEMBER 30, 1998
                                           ($ IN THOUSANDS)
                                             (continued)



                                                       Member Directed
                                             -----------------------------------------------------------------
                                                                                          Bond
                                                 Stable                                  Income        Money
                                                 Value       MidCap      Advisers       Strategy       Market
                                                  Fund        Fund         Fund           Fund          Fund
--------------------------------------------------------------------------------------------------------------
Assets
   Investments, at fair value:
    The Hartford common stock-
     14,226,085 shares                       $       --  $        -- $          -- $          -- $        --
    Hartford Life common stock-
     1,383,950 shares                                --           --            --            --          --
    Standard & Poor's 500 Index Portfolio            --           --            --            --          --
    Mutual funds                                     --        2,639        55,982         8,501       5,313
    Pooled temporary investments                 10,283           --            --            --          --
   Investment in group annuity contracts,
    at contract value                           273,244           --            --            --          --
   Loans receivable                                  --           --            --            --          --
   Dividends and interest receivable              1,385           --            --            --          --
   Contributions receivable                         490           12           187            36          18
   Unsettled net security (purchases) sales          --           --           (44)          (16)        (85)
                                             -----------------------------------------------------------------
     Total assets                               285,402        2,651        56,125         8,521       5,246
                                             -----------------------------------------------------------------
Liabilities
   Interfund transfers pending                        7           --           (44)          (16)        (85)
                                             -----------------------------------------------------------------
     Total liabilities                                7           --           (44)          (16)        (85)
                                             -----------------------------------------------------------------

Net assets available for benefits            $  285,395  $     2,651 $      56,169 $       8,537 $     5,331
---------------------------------------------=================================================================

The accompanying notes are an integral part of these financial statements.


                                                                                       EIN# 06-0383750
                                                                                             Plan# 100
                               THE HARTFORD INVESTMENT AND SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                       AS OF DECEMBER 30, 1998
                                           ($ IN THOUSANDS)
                                             (continued)




                                                                   Member Directed
------------------------------------------------------------------------------------------------------
                                             Dividend &     International     Capital        Small
                                               Growth       Opportunities   Appreciation    Company
                                                Fund            Fund           Fund           Fund
------------------------------------------------------------------------------------------------------
Assets
   Investments, at fair value:
    The Hartford common stock-14,226,085
      shares                                $       --    $         --   $          --  $        --
    Hartford Life common stock-
      1,383,950 shares                              --              --              --           --
    Standard & Poor's 500 Index Portfolio           --              --              --           --
    Mutual funds                                15,329           7,859          21,179       11,056
    Pooled temporary investments                    --              --              --           --
   Investment in group annuity contracts,
    at contract value                               --              --              --           --
   Loans receivable                                 --              --              --           --
   Dividends and interest receivable                --              --              --           --
   Contributions receivable                         94              49             159           71
   Unsettled net security (purchases) sales        (12)            (20)             20           (6)
                                            ----------------------------------------------------------
     Total assets                               15,411           7,888          21,358       11,121
                                            ----------------------------------------------------------
Liabilities
   Interfund transfers pending                     (12)            (20)             20           (6)
                                            ----------------------------------------------------------
     Total liabilities                             (12)            (20)             20           (6)
                                            ----------------------------------------------------------

Net assets available for benefits           $   15,423    $      7,908   $      21,338  $    11,127
--------------------------------------------==========================================================

The accompanying notes are an integral part of these financial statements.


                                                                                       EIN# 06-0383750
                                                                                             Plan# 100
                               THE HARTFORD INVESTMENT AND SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                       AS OF DECEMBER 30, 1998
                                           ($ IN THOUSANDS)
                                             (continued)


                                                                       Member Directed
-------------------------------------------------------------------------------------------------------------
                                             Hartford Life                      ITT Industries
                                                 Company      Starwood Stock    Company Stock        Loan
                                               Stock Fund          Fund              Fund            Fund
-------------------------------------------------------------------------------------------------------------
Assets
   Investments, at fair value:
    The Hartford common stock-14,226,085
      shares                                $         --   $           --      $         --     $        --
    Hartford Life common stock-
      1,383,950 shares                            28,922               --                --              --
    Standard & Poor's 500 Index Portfolio             --               --                --              --
    Mutual funds                                      --               --                --              --
    Pooled temporary investments                      94               --                --              --
   Investment in group annuity contracts,
    at contract value                                 --               --                --              --
   Loans receivable                                   --               --                --          40,115
   Dividends and interest receivable                  46               --                --              --
   Contributions receivable                          102               --                --              20
   Unsettled net security (purchases) sales           --               --                --              --
                                            -----------------------------------------------------------------
     Total assets                                 29,164               --                --          40,135
                                            -----------------------------------------------------------------
Liabilities
   Interfund transfers pending                        11               --                --             (35)
                                            -----------------------------------------------------------------
     Total liabilities                                11               --                --             (35)
                                            -----------------------------------------------------------------

Net assets available for benefits           $     29,153   $           --      $         --     $    40,170
--------------------------------------------=================================================================

The accompanying notes are an integral part of these financial statements.

                                                                                       EIN# 06-0383750
                                                                                             Plan# 100
                               THE HARTFORD INVESTMENT AND SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                       AS OF DECEMBER 30, 1997
                                           ($ IN THOUSANDS)

                                                                   Non-Member          |
                                                                    Directed           |          Member Directed
                                                            -------------------------------------------------------
                                                                The         Hartford   |    The
                                                              Hartford        Life     | Hartford
                                                              Company        Company   | Company
                                                 Total       Stock Fund   Stock Fund   |Stock Fund       Index Fund
-------------------------------------------------------------------------------------------------------------------
Assets
   Investments, at fair value:
    The Hartford common stock-
     10,315,750 shares                       $     477,103 $     359,736  $        --  $     117,367  $        --
    Hartford Life common stock-
     384,718 shares                                 16,928            --        7,093             --           --
    Starwood common stock- 2,534,944 shares        209,450            --           --             --           --
    ITT Industries, Inc. common stock-
     2,624,437 shares                               79,881            --           --             --           --
    Standard & Poor's 500 Index Portfolio          191,181            --           --             --      191,181
    Mutual funds                                    81,205            --           --             --           --
    Pooled temporary investments                    37,317         7,107           29          2,319           --
   Investment in group annuity contracts,
    at contract value                              249,619            --           --             --           --
   Loans receivable                                 37,973            --           --             --           --
   Dividends and interest receivable                 2,636         1,590           --            519           --
   Contributions receivable                          3,086           974           91            318          558
   Unsettled net security sales (purchases)            896            --           41             --           31
                                             ----------------------------------------------------------------------
     Total assets                                1,387,275       369,407        7,254        120,523      191,770
                                             ----------------------------------------------------------------------
Liabilities
   Interfund transfers pending                          --           517           31            168           31
   Other liabilities                                    21            --           --             --           36
                                             ----------------------------------------------------------------------
     Total liabilities                                  21           517           31            168           67
                                             ----------------------------------------------------------------------

Net assets available for benefits            $   1,387,254 $     368,890  $     7,223  $     120,355  $   191,703
---------------------------------------------======================================================================

The accompanying notes are an integral part of these financial statements.



                                                                                       EIN# 06-0383750
                                                                                             Plan# 100
                               THE HARTFORD INVESTMENT AND SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                       AS OF DECEMBER 30, 1997
                                           ($ IN THOUSANDS)
                                             (continued)

                                                       Member Directed
                                             -----------------------------------------------------------------
                                                                                          Bond
                                                 Stable                                  Income        Money
                                                 Value      Balanced     Advisers       Strategy       Market
                                                  Fund        Fund         Fund           Fund          Fund
--------------------------------------------------------------------------------------------------------------
Assets
   Investments, at fair value:
    The Hartford common stock-
     10,315,750 shares                      $        -- $        -- $          -- $          -- $        --
    Hartford Life common stock-
     384,718 shares                                  --          --            --            --          --
    Starwood common stock- 2,534,944 shares          --          --            --            --          --
    ITT Industries, Inc. common stock-
     2,624,437 shares                                --          --            --            --          --
    Standard & Poor's 500 Index Portfolio            --          --            --            --          --
    Mutual funds                                     --          --        38,574         2,697       2,444
    Pooled temporary investments                 14,255          --            --            --          --
   Investment in group annuity contracts,
    at contract value                           249,619          --            --            --          --
   Loans receivable                                  --          --            --            --          --
   Dividends and interest receivable                 68          --            --            --          --
   Contributions receivable                         555          --           162            14           9
   Unsettled net security sales (purchases)          --          --            26           (26)        (29)
                                            -----------------------------------------------------------------
     Total assets                               264,497          --        38,762         2,685       2,424
                                            -----------------------------------------------------------------
Liabilities
   Interfund transfers pending                   (1,011)         --            26           (26)        (29)
   Other liabilities                                 --          --            --            --         (11)
                                            -----------------------------------------------------------------
     Total liabilities                           (1,011)         --            26           (26)        (40)
                                            -----------------------------------------------------------------

Net assets available for benefits           $   265,508 $        -- $      38,736 $       2,711 $     2,464
--------------------------------------------==================================================================

The accompanying notes are an integral part of these financial statements.

                                                                                       EIN# 06-0383750
                                                                                             Plan# 100
                               THE HARTFORD INVESTMENT AND SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                       AS OF DECEMBER 30, 1997
                                           ($ IN THOUSANDS)
                                             (continued)



                                                                   Member Directed
------------------------------------------------------------------------------------------------------
                                             Dividend &     International     Capital        Small
                                               Growth       Opportunities   Appreciation    Company
                                                Fund            Fund           Fund           Fund
------------------------------------------------------------------------------------------------------
Assets
   Investments, at fair value:
    The Hartford common stock- 10,315,750
      shares                                $       --    $         --   $          --  $        --
    Hartford Life common stock-
      384,718 shares                                --              --              --           --
    Starwood common stock-  2,534,944
      shares                                        --              --              --           --
    ITT Industries, Inc. common stock-
      2,624,437 shares                              --              --              --           --
    Standard & Poor's 500 Index Portfolio           --              --              --           --
    Mutual funds                                 7,544           4,305          17,899        7,742
    Pooled temporary investments                    --              --              --           --
   Investment in group annuity contracts,
    at contract value                               --              --              --           --
   Loans receivable                                 --              --              --           --
   Dividends and interest receivable                --              --              --           --
   Contributions receivable                         54              37             129           60
   Unsettled net security (purchases) sales        (42)             (2)            (47)         (43)
                                            ---------------------------------------------------------
     Total assets                                7,556           4,340          17,981        7,759
                                            ---------------------------------------------------------
Liabilities
   Interfund transfers pending                     (42)             (2)            (47)         (43)
   Other liabilities                                --              --              --           --
                                            ---------------------------------------------------------
     Total liabilities                             (42)             (2)            (47)         (43)
                                            ---------------------------------------------------------

Net assets available for benefits           $    7,598    $      4,342   $      18,028  $     7,802
--------------------------------------------=========================================================

The accompanying notes are an integral part of these financial statements.

                                                                                       EIN# 06-0383750
                                                                                             Plan# 100
                               THE HARTFORD INVESTMENT AND SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                       AS OF DECEMBER 30, 1997
                                           ($ IN THOUSANDS)
                                             (continued)

                                                                       Member Directed
-------------------------------------------------------------------------------------------------------------
                                             Hartford Life                      ITT Industries
                                                 Company      Starwood Stock    Company Stock        Loan
                                               Stock Fund          Fund              Fund            Fund
-------------------------------------------------------------------------------------------------------------
Assets
   Investments, at fair value:
    The Hartford common stock- 10,315,750
      shares                                $         --   $           --      $         --     $        --
    Hartford Life common stock-
      384,718 shares                               9,835               --                --              --
    Starwood common stock-  2,534,944
      shares                                          --          209,450                --              --
    ITT Industries, Inc. common stock-
      2,624,437 shares                                --               --            79,881              --
    Standard & Poor's 500 Index Portfolio             --               --                --              --
    Mutual funds                                      --               --                --              --
    Pooled temporary investments                      40            9,643             3,924              --
   Investment in group annuity contracts,
    at contract value                                 --               --                --              --
   Loans receivable                                   --               --                --          37,973
   Dividends and interest receivable                   1               43               415              --
   Contributions receivable                          125               --                --              --
   Unsettled net security (purchases) sales           56              931                --              --
                                            -----------------------------------------------------------------
     Total assets                                 10,057          220,067            84,220          37,973
                                            -----------------------------------------------------------------
Liabilities
   Interfund transfers pending                        42              312               100             (27)
   Other liabilities                                  --               --                --              (4)
                                            -----------------------------------------------------------------
     Total liabilities                                42              312               100             (31)
                                            -----------------------------------------------------------------

Net assets available for benefits           $     10,015   $      219,755      $     84,120     $    38,004
--------------------------------------------=================================================================

The accompanying notes are an integral part of these financial statements.

                                                                                       EIN# 06-0383750
                                                                                             Plan# 100
                               THE HARTFORD INVESTMENT AND SAVINGS PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                 FOR THE YEAR ENDED DECEMBER 30, 1998
                                           ($ IN THOUSANDS)


                                                                   Non-Member          |
                                                                    Directed           |          Member Directed
                                                            -------------------------------------------------------
                                                                The        Hartford    |    The
                                                              Hartford       Life      | Hartford
                                                              Company       Company    | Company
                                                 Total       Stock Fund   Stock Fund   |Stock Fund       Index Fund
-------------------------------------------------------------------------------------------------------------------
Additions to Net Assets Attributed to:
   Investment income:
    Net realized and unrealized gains
     (losses)                               $    177,866  $     90,577    $    9,555  $     28,918  $     55,441
    Dividends and interest                        35,306         8,719           282         2,783            --
                                            ---------------------------------------------------------------------
     Total investment income (loss)              213,172        99,296         9,837        31,701        55,441
   Interest on participant loans                   3,482           908            76           290           732
   Repayment of participant loans                     --         4,646           434         1,483         3,443
   Employee contributions                         57,217        10,881           981         3,474        14,397
   Employer contributions, net of
    forfeitures                                   23,875        13,949         3,263         4,453            68
   Rollovers                                       6,830           746           210           238         1,096
   Other, net                                         34         1,973         3,843        (1,952)           (1)
                                            ---------------------------------------------------------------------
     Total additions (deductions)                304,610       132,399        18,644        39,687        75,176
                                            ---------------------------------------------------------------------

Deductions from Net Assets
   Attributed to:
   Interfund transfers                                --       151,599        28,261        48,400           268
   Loans to participants                              --        (5,295)         (356)       (1,691)       (4,292)
   Administrative expense                         (2,634)         (890)          (47)         (284)         (359)
   Withdrawals                                   (88,572)      (29,599)       (1,443)       (9,450)      (11,443)
                                            ---------------------------------------------------------------------
     Total additions (deductions)                (91,206)      115,815        26,415        36,975       (15,826)
                                            ---------------------------------------------------------------------
Net increase (decrease)                          213,404       248,214        45,059        76,662        59,350
Net Assets Available for Benefits
     Beginning of year                         1,387,254       368,890         7,223       120,355       191,703
                                            ---------------------------------------------------------------------
     End of year                            $  1,600,658  $    617,104  $     52,282  $    197,017  $    251,053
--------------------------------------------=====================================================================

The accompanying notes are an integral part of these financial statements.


                                                                                       EIN# 06-0383750
                                                                                             Plan# 100
                               THE HARTFORD INVESTMENT AND SAVINGS PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                 FOR THE YEAR ENDED DECEMBER 30, 1998
                                           ($ IN THOUSANDS)
                                             (continued)

                                                       Member Directed
                                             -----------------------------------------------------------------
                                                                                          Bond
                                                 Stable                                  Income        Money
                                                 Value       MidCap      Advisers       Strategy       Market
                                                  Fund        Fund         Fund           Fund          Fund
--------------------------------------------------------------------------------------------------------------
Additions to Net Assets Attributed to:
   Investment income:
    Net realized and unrealized gains
     (losses)                               $          -- $        189  $       7,471 $          49 $        --
    Dividends and interest                         16,713           --          1,826           379         149
                                            --------------------------------------------------------------------
     Total investment income (loss)                16,713          189          9,297           428         149
   Interest on participant loans                      945            4            182            24          15
   Repayment of participant loans                   4,082           20            867           106         140
   Employee contributions                          12,582          168          4,525           675         316
   Employer contributions, net of
    forfeitures                                       167            4             40            12           3
   Rollovers                                          768           77            596           242         470
   Other, net                                          --           --             (5)           --         (11)
                                            --------------------------------------------------------------------
     Total additions (deductions)                  35,257          462         15,502         1,487       1,082
                                            --------------------------------------------------------------------

Deductions from Net Assets
   Attributed to:
   Interfund transfers                             12,250        2,270          4,940         4,719       2,713
   Loans to participants                           (5,778)          (7)        (1,019)         (119)        (93)
   Administrative expense                            (493)          (2)           (83)          (10)         (5)
   Withdrawals                                    (21,349)         (72)        (1,907)         (251)       (830)
                                            --------------------------------------------------------------------
     Total additions (deductions)                 (15,370)       2,189          1,931         4,339       1,785
                                            --------------------------------------------------------------------
Net increase (decrease)                            19,887        2,651         17,433         5,826       2,867
Net Assets Available for Benefits
     Beginning of year                            265,508           --         38,736         2,711       2,464
                                            --------------------------------------------------------------------
     End of year                            $     285,395 $      2,651  $      56,169 $       8,537 $     5,331
--------------------------------------------====================================================================

The accompanying notes are an integral part of these financial statements.

                                                                                       EIN# 06-0383750
                                                                                             Plan# 100
                               THE HARTFORD INVESTMENT AND SAVINGS PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                 FOR THE YEAR ENDED DECEMBER 30, 1998
                                           ($ IN THOUSANDS)
                                             (continued)

                                                                   Member Directed
------------------------------------------------------------------------------------------------------
                                             Dividend &     International     Capital        Small
                                               Growth       Opportunities   Appreciation    Company
                                                Fund            Fund           Fund           Fund
------------------------------------------------------------------------------------------------------
Additions to Net Assets Attributed to:
   Investment income:
    Net realized and unrealized gains
     (losses)                             $       1,298 $         528   $        508   $       856
    Dividends and interest                          216            28            132            90
                                          ----------------------------------------------------------
     Total investment income (loss)               1,514           556            640           946
   Interest on participant loans                     57            34            125            48
   Repayment of participant loans                   272           152            578           212
   Employee contributions                         1,917         1,114          3,927         1,713
   Employer contributions, net of
    forfeitures                                      34            13             33            17
   Rollovers                                        686           219            991           374
   Other, net                                        --            (2)             1             1
                                          ----------------------------------------------------------
     Total additions (deductions)                 4,480         2,086          6,295         3,311
                                          ----------------------------------------------------------

Deductions from Net Assets Attributed
   to:
   Interfund transfers                            3,992         1,809         (1,535)          676
   Loans to participants                           (277)         (142)          (537)         (170)
   Administrative expense                           (20)          (11)           (37)          (16)
   Withdrawals                                     (350)         (176)          (876)         (476)
                                          ----------------------------------------------------------
     Total additions (deductions)                 3,345         1,480         (2,985)           14
                                          ----------------------------------------------------------
Net increase (decrease)                           7,825         3,566          3,310         3,325
Net Assets Available for Benefits
     Beginning of year                            7,598         4,342         18,028         7,802
                                          ----------------------------------------------------------
     End of year                          $      15,423 $       7,908   $     21,338   $    11,127
------------------------------------------==========================================================

The accompanying notes are an integral part of these financial statements.


                                                                                       EIN# 06-0383750
                                                                                             Plan# 100
                               THE HARTFORD INVESTMENT AND SAVINGS PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                 FOR THE YEAR ENDED DECEMBER 30, 1998
                                           ($ IN THOUSANDS)
                                             (continued)

                                                                       Member Directed
-------------------------------------------------------------------------------------------------------------
                                             Hartford Life                      ITT Industries
                                                 Company      Starwood Stock    Company Stock        Loan
                                               Stock Fund          Fund              Fund            Fund
-------------------------------------------------------------------------------------------------------------
Additions to Net Assets Attributed to:
   Investment income:
    Net realized and unrealized gains
     (losses)                               $      5,328    $     (28,620)     $       5,768    $        --
    Dividends and interest                           158            2,711              1,120             --
                                            -----------------------------------------------------------------
     Total investment income (loss)                5,486          (25,909)             6,888             --
   Interest on participant loans                      42               --                 --             --
   Repayment of participant loans                    242               --                 --        (16,677)
   Employee contributions                            547               --                 --             --
   Employer contributions, net of
    forfeitures                                    1,820               (1)                --             --
   Rollovers                                         117               --                 --             --
   Other, net                                     (3,846)              (1)                (1)            35
                                            -----------------------------------------------------------------
     Total additions (deductions)                  4,408          (25,911)             6,887        (16,642)
                                            -----------------------------------------------------------------

Deductions from Net Assets Attributed
   to:
   Interfund transfers                            15,759         (188,921)           (87,214)            14
   Loans to participants                            (198)            (460)              (364)        20,798
   Administrative expense                            (26)            (209)              (142)            --
   Withdrawals                                      (805)          (4,254)            (3,287)        (2,004)
                                            -----------------------------------------------------------------
     Total additions (deductions)                 14,730         (193,844)           (91,007)        18,808
                                            -----------------------------------------------------------------
Net increase (decrease)                           19,138         (219,755)           (84,120)         2,166
Net Assets Available for Benefits
     Beginning of year                            10,015          219,755             84,120         38,004
                                            -----------------------------------------------------------------
     End of year                            $     29,153    $          --      $          --    $    40,170
--------------------------------------------=================================================================

The accompanying notes are an integral part of these financial statements.

                                                                                       EIN# 06-0383750
                                                                                             Plan# 100
                               THE HARTFORD INVESTMENT AND SAVINGS PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                       FOR THE PERIOD FROM JANUARY 1, 1997 TO DECEMBER 30, 1997
                                           ($ IN THOUSANDS)


                                                                   Non-Member          |
                                                                    Directed           |          Member Directed
                                                            -------------------------------------------------------
                                                                The        Hartford    |    The
                                                              Hartford       Life      | Hartford
                                                              Company       Company    | Company
                                                 Total       Stock Fund   Stock Fund   |Stock Fund       Index Fund
-------------------------------------------------------------------------------------------------------------------
Additions to Net Assets Attributed to:
   Investment income:
    Net realized and unrealized gains
     (losses)                               $    319,616  $     94,961  $        861  $     30,982  $     47,821
    Dividends and interest                        29,813         6,349            34         2,072           120
                                            ---------------------------------------------------------------------
     Total investment income (loss)              349,429       101,310           895        33,054        47,941
   Interest on participant loans                   2,762           721            14           235           621
   Repayment of participant loans                     --         3,216            88         1,049         2,790
   Employee contributions                         51,722        10,473           161         3,417        14,341
   Employer contributions, net of
    forfeitures                                   21,644        14,368         1,043         4,688            26
   Rollovers                                       7,421           891            50           291         1,413
   Other, net                                        205         2,018            --        (1,999)            1
                                            ---------------------------------------------------------------------
     Total additions (deductions)                433,183       132,997         2,251        40,735        67,133
                                            ---------------------------------------------------------------------

Deductions from Net Assets Attributed
   to:
   Interfund transfers                                --        12,818         5,094         4,182        (4,753)
   Loans to participants                              --        (5,717)          (37)       (1,864)       (5,800)
   Administrative expense                         (2,662)         (688)           (4)         (224)         (407)
   Withdrawals                                   (81,996)      (19,342)          (81)       (6,301)       (8,673)
                                            ---------------------------------------------------------------------
     Total additions (deductions)                (84,658)      (12,929)        4,972        (4,207)      (19,633)
                                            ---------------------------------------------------------------------
Net increase (decrease)                          348,525       120,068         7,223        36,528        47,500
Net Assets Available for Benefits
     Beginning of period                       1,038,729       248,822                      83,827       144,203
                                            ---------------------------------------------------------------------
     End of period                          $  1,387,254  $    368,890  $      7,223  $    120,355  $    191,703
--------------------------------------------=====================================================================

The accompanying notes are an integral part of these financial statements.



                                                                                       EIN# 06-0383750
                                                                                             Plan# 100
                               THE HARTFORD INVESTMENT AND SAVINGS PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                       FOR THE PERIOD FROM JANUARY 1, 1997 TO DECEMBER 30, 1997
                                           ($ IN THOUSANDS)
                                             (continued)

                                                       Member Directed
                                             -----------------------------------------------------------------
                                                                                          Bond
                                                 Stable                                  Income        Money
                                                 Value      Balanced     Advisers       Strategy       Market
                                                  Fund        Fund         Fund           Fund          Fund
--------------------------------------------------------------------------------------------------------------
Additions to Net Assets Attributed to:
   Investment income:
    Net realized and unrealized gains
     (losses)                               $          -- $         --  $       6,225 $          32 $        --
    Dividends and interest                         16,723           --            807           106          71
                                            --------------------------------------------------------------------
     Total investment income (loss)                16,723           --          7,032           138          71
   Interest on participant loans                      862            4            154             8           6
   Repayment of participant loans                   3,963          (35)           673            33          29
   Employee contributions                          14,797           --          4,427           177         138
   Employer contributions, net of
    forfeitures                                       228         (213)            11             3           1
   Rollovers                                          898           --            614           223         270
   Other, net                                         108           16             66            --          11
                                            --------------------------------------------------------------------
     Total additions (deductions)                  37,579         (228)        12,977           582         526
                                            --------------------------------------------------------------------

Deductions from Net Assets Attributed
   to:
   Interfund transfers                             (6,234)     (26,167)        28,636         2,234       2,332
   Loans to participants                           (8,480)          11         (1,288)          (64)        (81)
   Administrative expense                            (604)          --            (75)           (2)         (3)
   Withdrawals                                    (26,711)          --         (1,514)          (39)       (310)
                                            --------------------------------------------------------------------
     Total additions (deductions)                 (42,029)     (26,156)        25,759         2,129       1,938
                                            --------------------------------------------------------------------
Net increase (decrease)                            (4,450)     (26,384)        38,736         2,711       2,464
Net Assets Available for Benefits
     Beginning of period                          269,958       26,384             --            --          --
                                            --------------------------------------------------------------------
     End of period                          $     265,508 $         --  $      38,736 $       2,711 $     2,464
--------------------------------------------====================================================================

The accompanying notes are an integral part of these financial statements.

                                                                                       EIN# 06-0383750
                                                                                             Plan# 100
                               THE HARTFORD INVESTMENT AND SAVINGS PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                       FOR THE PERIOD FROM JANUARY 1, 1997 TO DECEMBER 30, 1997
                                           ($ IN THOUSANDS)
                                             (continued)
                                                                   Member Directed
------------------------------------------------------------------------------------------------------
                                             Dividend &     International     Capital        Small
                                               Growth       Opportunities   Appreciation    Company
                                                Fund            Fund           Fund           Fund
------------------------------------------------------------------------------------------------------
Additions to Net Assets Attributed to:
   Investment income:
    Net realized and unrealized gains
     (losses)                             $         847 $        (169)  $      1,199   $       116
    Dividends and interest                          129            97            607           331
                                          ----------------------------------------------------------
     Total investment income (loss)                 976           (72)         1,806           447
   Interest on participant loans                     21            20             53            24
   Repayment of participant loans                   121            88            242           104
   Employee contributions                           716           548          1,523           780
   Employer contributions, net of
    forfeitures                                      13             5             14             8
   Rollovers                                        700           331          1,031           640
   Other, net                                        --            --             --             --
                                          ----------------------------------------------------------
     Total additions (deductions)                 2,547           920          4,669         2,003
                                          ----------------------------------------------------------

Deductions from Net Assets Attributed
   to:
   Interfund transfers                            5,440         3,798         14,128         6,106
   Loans to participants                           (190)         (116)          (370)         (166)
   Administrative expense                            (8)           (6)           (15)           (8)
   Withdrawals                                     (191)         (254)          (384)         (133)
                                          ----------------------------------------------------------
     Total additions (deductions)                 5,051         3,422         13,359         5,799
                                          ----------------------------------------------------------
Net increase (decrease)                           7,598         4,342         18,028         7,802
Net Assets Available for Benefits
     Beginning of period                             --            --             --            --
                                          ----------------------------------------------------------
     End of period                        $       7,598 $       4,342   $     18,028   $     7,802
------------------------------------------==========================================================

The accompanying notes are an integral part of these financial statements.


                                                                                       EIN# 06-0383750
                                                                                             Plan# 100
                               THE HARTFORD INVESTMENT AND SAVINGS PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                       FOR THE PERIOD FROM JANUARY 1, 1997 TO DECEMBER 30, 1997
                                           ($ IN THOUSANDS)
                                             (continued)

                                                                       Member Directed
-------------------------------------------------------------------------------------------------------------
                                             Hartford Life                      ITT Industries
                                                 Company      Starwood Stock    Company Stock        Loan
                                               Stock Fund          Fund              Fund            Fund
-------------------------------------------------------------------------------------------------------------
Additions to Net Assets Attributed to:
   Investment income:
    Net realized and unrealized gains
     (losses)                               $      1,194    $     117,996      $      17,551    $        --
    Dividends and interest                            45              511              1,811             --
                                            -----------------------------------------------------------------
     Total investment income (loss)                1,239          118,507             19,362             --
   Interest on participant loans                      19               --                 --             --
   Repayment of participant loans                    121              (19)               (11)       (12,452)
   Employee contributions                            224               --                 --             --
   Employer contributions, net of
    forfeitures                                    1,449              (36)                36             --
   Rollovers                                          69               --                 --             --
   Other, net                                         --               74                (25)           (65)
                                            -----------------------------------------------------------------
     Total additions (deductions)                  3,121          118,526             19,362        (12,517)
                                            -----------------------------------------------------------------

Deductions from Net Assets Attributed
   to:
   Interfund transfers                             7,063          (39,245)           (15,432)            --
   Loans to participants                             (51)          (2,143)              (909)        27,265
   Administrative expense                             (6)            (420)              (192)            --
   Withdrawals                                      (112)         (11,164)            (5,222)        (1,565)
                                            -----------------------------------------------------------------
     Total additions (deductions)                  6,894          (52,972)           (21,755)        25,700
                                            -----------------------------------------------------------------
Net increase (decrease)                           10,015           65,554             (2,393)        13,183
Net Assets Available for Benefits
     Beginning of period                              --          154,201             86,513         24,821
                                            -----------------------------------------------------------------
     End of period                          $     10,015    $     219,755      $      84,120    $    38,004
--------------------------------------------=================================================================

The accompanying notes are an integral part of these financial statements.

                     THE HARTFORD INVESTMENT AND SAVING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 30, 1998 AND 1997
                          (Dollar amounts in thousands)

NOTE 1.  DESCRIPTION OF THE PLAN

The Hartford Financial Services Group, Inc., a Delaware corporation, and its consolidated subsidiaries ("The Hartford" or the "Company") provide property and casualty and life insurance to both individual and commercial customers in the United States and internationally.

The Hartford was a wholly-owned subsidiary of ITT Corporation ("ITT" which was renamed ITT Industries, Inc.). On December 19, 1995, ITT distributed all of the outstanding shares of The Hartford to ITT shareholders of record in an action known herein as the "Distribution". Through the date of the Distribution, eligible employees of the Company participated in the ITT Investment and Savings Plan for Salaried Employees ("ITT Plan"). Subsequent to the Distribution, the Company established The Hartford Investment and Savings Plan (The "Plan", formerly ITT Investment and Savings Plan) for the benefit of eligible employees of The Hartford. The accounts of employees who had participated in the ITT Plan were transferred to the Plan. On the date of Distribution holders of common stock of ITT, including the ITT Plan, received one share of ITT Destinations, Inc. (renamed "ITT Corporation") common stock, one share of ITT Industries, Inc. common stock and one share of The Hartford common stock for each share of ITT common stock held. Shares in each of The Hartford, ITT Corporation, and ITT Industries, Inc. have been held in separate funds. In February 1998, ITT Corporation was acquired by Starwood Hotels & Resorts Worldwide, Inc. ("Starwood") and the ITT Corporation Company Stock Fund became the Starwood Stock Fund. Both the ITT Industries and Starwood Stock Funds were terminated on September 1, 1998. The balances in those two funds were transferred to The Hartford Company Stock Fund or for employees of Hartford Life, Inc. ("Hartford Life" or "HLI"), the holding company parent of The Hartford's significant life insurance subsidiaries, Hartford Life Company Stock Fund.

On May 21, 1998, The Hartford's Board of Directors authorized a two-for-one stock split effected in the form of a 100% stock dividend distributed on July 15, 1998 to shareholders of record as of June 24, 1998. Share information has been restated on a retroactive basis to reflect the effect of the stock split.

Information with regard to eligibility, contributions, distributions, vesting, trustees, withdrawals, restoration, loans, fund redistribution and definitions of all capitalized terms are contained in the Plan's information document, which has been distributed to the participants.

In 1997, the Plan's year end was changed from December 31 to December 30.

General
-------

The Plan is a defined contribution plan covering all full-time and some part-time employees of the Company who have six months or more of service and who have attained age 19. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Trust, as defined in the Plan document, is the aggregate funds held by the Trustee, Bankers Trust Company, under the trust agreement or agreements established for the purposes of this Plan or the aggregate funds held under an insurance contract or contracts established with The Hartford or its subsidiaries or affiliates.

Contributions
-------------

Plan members may generally elect to save 2% to 16% of base salary. Members may designate their savings as before-tax, after-tax or a combination of both. Members who are highly compensated employees may be limited to less than 16% due to the operation of certain tests required under the Internal Revenue Code of 1986 (the "Code"), as amended.

An amount equal to 50% of a member's Basic Savings is matched by the Company. Basic Savings are contributions which are not in excess of the first 6% of base salary. Member's savings in excess of 6% of base salary are supplemental savings that are not matched by Company contributions. In addition, the Company allocates .50% of base salary to the Floor Company Contribution Account of each eligible employee. Matching Company contributions and Floor Company contributions are invested in The Hartford Company Stock Fund, or for employees of Hartford Life, Hartford Life Company Stock Fund.

Effective December 30, 1998 for Plan year 1999 and December 30, 1997 for Plan year 1998, the Company guaranteed a fixed minimum contribution (based on a percentage of the amount of employer contributions normally made) that represents the employee salary deferral contributions and matching contributions for the subsequent Plan year. If actual contributions are less than the guaranteed fixed minimum amount at the end of the Plan year, then an additional matching contribution would be made to the participants. The minimum contribution was met for the 1998 Plan year.

Administrative Costs
--------------------

The Trust, as defined by the Plan, pays for the administrative expenses of the Plan up to 0.25% of the market value of Trust assets. The Company continues to pay Plan administrative expenses which are not paid by the Trust.

Member Accounts
---------------

Each member's account is credited with that member's contributions and allocations of (a) the Company's contribution and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on member earnings or account balances, as defined. The benefit to which a member is entitled is the benefit that can be provided from that member's vested account.

Vesting
-------

Vesting in the Company-matched contributions begins one year after employment at 20% and increases 20% each consecutive year until the fifth consecutive year of employment when 100% is vested. Notwithstanding the foregoing statement, a member becomes fully vested in such member's Company contribution account upon retirement, disability, death, or upon reaching age 65, or the complete discontinuance of Company contributions or upon termination of the Plan. Floor contributions are 100% vested when allocated to each member's account

Investment Options
------------------

Contributions of member savings are invested in any one or more of the funds listed below (with the exception of Starwood Stock Fund and ITT Industries Company Stock Fund, which were terminated as of September 1, 1998), in multiples of 1%, as elected by the member. During 1998, the Plan added one new investment option; while eight new investment options were added during 1997.

[1]       The Hartford        This  fund's  investment   objective  is  to  seek
          Company Stock       long-term capital appreciation by investing in the
          Fund                common stock of The Hartford.


[1]       Index Fund          This  fund's  investment   objective  is  to  seek
                              investment   results   that   track  the   overall
                              performance of the stocks in the Standard & Poor's
                              ("S&P") 500 Stock Index by investing in stocks in the S&P 500 Stock Index.


[1]       Stable Value Fund   This  fund's  investment  objective  is to  seek a
                              stable   and   predictable   rate  of  return  and
                              preservation  of  capital  by  investing  in group
                              annuity contracts issued by a diversified group of
                              high-quality life insurance  companies,  including
                              an affiliate,  Hartford Life,  deposit  agreements
                              issued  by a  diversified  group  of  high-quality
                              banks,    U.S.    government    obligations    and
                              asset-backed securities.


          Balanced Fund       A  fund  invested   through  an  actively  managed
                              portfolio consisting of equity securities, fixed income securities and cash equivalents. This fund was closed and assets were transferred to the Advisers Fund on January 2, 1997.

[1],[2]   MidCap Fund         This  fund's  investment   objective  is  to  seek
                              capital appreciation by investing primarily in stock with market capitalization in the range represented by the S&P MidCap 400 index.

[1],[3]   Advisers Fund       The  fund's   investment   objective  is  to  seek
                              long-term total return by investing primarily in the stocks of U.S. companies, bonds and other debt securities, and money market instruments.


[1],[3]   Bond Income         The fund's investment  objective is to seek a high
          Strategy Fund       level  of  current   income   consistent   with  a
                              competitive  total  return as  compared  with bond
                              funds  with  similar  investment   objectives  and
                              policies     by     investing     primarily     in
                              investment-grade bonds.

[1],[3]   Money Market Fund   This  fund's  investment   objective  is  to  seek
                              maximum current income consistent with liquidity and preservation of capital by investing in cash, cash equivalents and high-quality debt securities.

[1],[3]   Dividend & Growth   This  fund's  investment   objective  is  to  seek
          Fund                current  income and growth of capital by investing
                              primarily in large, well-known U.S. companies that pay above-average dividends.

[1],[3]   International       This  fund's  investment   objective  is  to  seek
          Opportunities Fund  long-term growth of capital by investing primarily in the stocks of large non-U.S. companies.

[1],[3]   Capital             This  fund's  investment   objective  is  to  seek
          Appreciation Fund   capital appreciation by investing primarily in the
                              stocks of small, medium and large U.S. companies.

[1],[3]   Small Company Fund  This  fund's  investment   objective  is  to  seek
                              capital  appreciation  by  investing  primarily in
                              stocks    of   U.S.    companies    with    market
                              capitalization  of less than $2  billion  that the
                              portfolio  manager  believes  have   above-average
                              earnings growth potential.

[1],[3]   Hartford Life       This  fund's  investment   objective  is  to  seek
          Company Stock       long-term capital appreciation by investing in the
          Fund                class A common stock of Hartford Life, Inc.


          Starwood Stock      This  fund's  investment  objective  was  to  seek
          Fund                long-term capital appreciation by investing in the
                              common   stock   of   Starwood    (formerly    ITT
                              Corporation).   The  fund  was  terminated  as  of
                              September 1, 1998.

          ITT Industries      This  fund's  investment  objective  was  to  seek
          Company Stock       long-term  capital  appreciation by  investing  in
          Fund                the common stock of ITT  Industries.  The fund was
                              terminated as of September 1, 1998.


[1]  Indicates  party-in-interest with certain subsidiaries of The Hartford. See
     Note 7 for further discussion.

[2]  MidCap Fund became effective on April 1, 1998.

[3] New funds effective as of February 18, 1997, except for Hartford Life Company Stock Fund which became effective May 22, 1997. HLI completed the initial public offering of 18.6% of its Class A common stock on May 22, 1997.

Participant Loans
-----------------

Members may borrow from their fund accounts a minimum of $1,000 to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balances. Loan transactions are treated as transfers to (from) the investment fund from
(to) the loan fund. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loan is secured by the balance in the member's account and bears interest at the prime rate (as published in the Wall Street Journal) plus 1%. The interest rate is determined quarterly.

Payment of Benefits
-------------------

On termination of service due to death, disability, retirement, or other reasons, members may elect to receive either a lump sum amount equal to the value of the vested interest in their respective accounts or, subject to certain conditions, annual installments over a period not greater than twenty years. Members may also elect to defer distributions subject to certain conditions.

Forfeitures
-----------

Forfeitures of the nonvested portion of any member's Company contributions are applied to reduce future Company contributions. Forfeitures were immaterial for the year ended December 30, 1998 and the period from January 1, 1997 through December 30, 1997.

NOTE 2.  ACCOUNTING POLICIES

The financial statements have been prepared using the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles and the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates.

NOTE 3.  VALUATION OF INVESTMENTS

Plan investments, except group annuity contracts, are reported at fair value. The fair value of the underlying common stock of The Hartford Company Stock Fund and Hartford Life Company Stock Fund are based on quoted market prices.
Interests in mutual funds and pooled investment funds are valued at the redemption price established by the trustee or the investment manager of the respective fund.

The Plan has entered into numerous traditional and synthetic group annuity contracts primarily with insurance carriers. These contracts, which are included in the Stable Value Fund, are fully benefit responsive and are included in the financial statements at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. As of December 30, 1998, the estimated fair value of the group annuity contracts was $277,777. The average yield and weighted average crediting interest rate on these contracts was 6.43% and 6.35%, respectively, for the year ended December 30, 1998, and 6.54% and 6.09%, respectively, for the period from January 1, 1997 to December 30, 1997. Crediting interest rate resets are generally made quarterly for synthetic contracts and are reset based on formulas which may use market value, book value, duration and yield. A synthetic group annuity contract is an investment contract that simulates the performance of a traditional group annuity contract through the use of financial instruments. A key difference between a synthetic group annuity contract and a traditional group annuity contract is that the Plan owns the assets underlying the synthetic group annuity contract. Traditional group annuity contracts have fixed crediting interest rates.

NOTE 4.  FEDERAL INCOME TAX

In 1997, the Company filed with the Internal Revenue Service a request for a formal determination that the Plan is qualified and that the Trust established under the Plan is tax-exempt. On February 25, 1998, a favorable determination was received from the Internal Revenue Service as to the tax-qualified status of the Plan.

Accordingly, no provision for income taxes has been made in the Plan's financial statements. While the Plan has been amended subsequent to the receipt of the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with applicable provisions of the Code and other applicable law, and there have been no amendments, changes or events, which have occurred, which could affect the Plan's qualified status.

NOTE 5.  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to suspend, reduce, or partially or completely discontinue its contributions at any time and to terminate the Plan, the trust agreement and the Trust hereunder subject to the provisions of ERISA. In the event of termination of the Plan or partial termination or complete discontinuance of contributions, the interest of affected members shall automatically become nonforfeitable.

NOTE 6.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

As of December 30, 1998 and 1997, the following is a reconciliation of net assets available for plan benefits according to the financial statements to Form 5500:

                                                                                              1998             1997
     ----------------------------------------------------------------------------------- ---------------- ----------------
     Net assets available for plan benefits per financial statements                     $    1,600,658   $    1,387,254
     Amounts allocated to withdrawing members                                                      (254)            (650)
     ----------------------------------------------------------------------------------- -- ------------- -- -------------
     Net assets available for plan benefits per Form 5500                                $    1,600,404   $    1,386,604
     ----------------------------------------------------------------------------------- -- ------------- -- -------------

The following is a reconciliation of benefits paid to members according to the financial statements to Form 5500:

                                                                                              1998             1997
     ----------------------------------------------------------------------------------- ---------------- ----------------
     Benefits paid to members per financial statements                                   $       88,572   $       81,996
     Amounts allocated to withdrawing members at end of period                                      254              650
     Amounts allocated to withdrawing members at beginning of period                               (650)          (7,342)
     ----------------------------------------------------------------------------------- -- ------------- -- -------------
     Benefits paid to members per Form 5500                                              $       88,176   $       75,304
     ----------------------------------------------------------------------------------- -- ------------- -- -------------

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to the end of the Plan year, but not paid as of that date.

NOTE 7.  PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are held in funds managed by Bankers Trust Company, the Trustee, as defined by the Plan, and certain subsidiaries of The Hartford. Fees paid by the Plan for Trustee, custodial and investment management services provided by Bankers Trust Company amounted to $464 and $589 for the year ended December 30, 1998 and the period from January 1, 1997 to December 30, 1997, respectively. Fees paid by the Plan to certain subsidiaries of the Company for investment management services, the issuance of group annuity contracts and print services amounted to $65 and $98 for the year ended December 30, 1998 and the period from January 1, 1997 to December 30, 1997, respectively. In addition, certain Plan investments are shares of The Hartford common stock and Hartford Life common stock. Since The Hartford is the Plan Sponsor, these transactions qualify as party-in-interest transactions.

                                                                 EIN# 06-0383750
                                    Plan# 100
                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
       ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - PART I
                             AS OF DECEMBER 30, 1998
                                ($ IN THOUSANDS)

                                        (c) Description of Investment Including Maturity
                                        Date, Rate of  Interest, Collateral, Par or                        (e) Current
(a)       (b) Identity of Party         Maturity Value                                      (d) Cost           Value
---       ---------------------         --------------                                      --------           -----

       The Hartford Company Stock Fund
       -------------------------------
   *   The Hartford Financial
         Services Group, Inc.        Common Stock                                     $       370,349   $      794,000

   *   Bankers Trust Company         BT Pyramid Directed Account Cash Fund -
                                        STIF                                                   15,675           15,675
                                                                                          -------------    -------------
                                              SUBTOTAL                                        386,024          809,675
                                                                                          -------------    -------------
       Index Fund
       ----------
   *   Hartford Life Insurance       S&P 500 Index Portfolio Hartford -  GA - 6226,
         Company                        S/A BI                                                111,357          250,491
                                                                                          -------------    -------------
                                              SUBTOTAL                                        111,357          250,491
                                                                                          -------------    -------------
       Stable Value Fund
       -----------------
   *   Bankers Trust Company         BT Pyramid Discretionary Account Cash Fund -
                                        STIF                                                   10,283           10,283

       Allstate Life                 Group Annuity Contract
          Insurance Company             #5429A, 5.74%, 05/03/1999                               7,506            7,506

       Allstate Life                 Group Annuity Contract
          Insurance Company            GA#5593A, 7.52%, 11/01/1999                              2,208            2,208

       Caisse des Depots et          Group Annuity Contract
         Consignations                 #BR302-01, 6.98%, 01/01/2002                            16,766           16,766

       Continental Assurance         Group Annuity Contract
          Insurance Contracts          #24022, 6.58%, 12/31/2001                                8,282            8,282

   *   Hartford Life                 Group Annuity Contract
          Insurance Company            #10361, 4.29%, 03/31/1999                                2,351            2,351

   *   Hartford Life                 Group Annuity Contract
          Insurance Company            GA#30027, 6.22%, 06/01/1999                              1,938            1,938

   *   Hartford Life                 Group Annuity Contract
          Insurance Company            #30026, 5.46%, 06/04/1999                                3,361            3,361

       Jackson National Life         Group Annuity Contract
          Insurance Company            #1226, 5.00%, 08/07/2001                                 2,500            2,500

       Metropolitan Life             Group Annuity Contract
          Insurance Company            GAC#24543, 6.01%, 11/30/2003                             9,737            9,737

       Monumental Life               Group Annuity Contract
         Insurance Company             #ADA00212TR, 6.38%  * *                                 53,523           53,523

       Morgan Guaranty               Group Annuity Contract
                                       #A1TTH01, 6.44%   * *                                   63,851           63,851


*       Indicates party-in-interest.

** These synthetic portfolios have no final maturity. Final maturity is based on the underlying assets in the bond portfolios.

The accompanying notes are an integral part of this schedule.

                                                                 EIN# 06-0383750
                                    Plan# 100
                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
       ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - PART I
                             AS OF DECEMBER 30, 1998
                                ($ IN THOUSANDS)
                                   (continued)

                                        (c) Description of Investment Including Maturity
                                        Date, Rate of  Interest, Collateral, Par or                        (e) Current
(a)       (b) Identity of Party         Maturity Value                                      (d) Cost           Value
---       ---------------------         --------------                                      --------           -----


       New York Life                 Group Annuity Contract
          Insurance Company            GA#30497, 7.20%, 09/30/1999                              6,375            6,375

       Principal Mutual              Group Annuity Contract
                                       #4-23600-2, 8.00%, 03/20/1999                            1,601            1,601

       Sun America Life              Group Annuity Contract
          Insurance Company            #4670, 6.81%, 10/16/2001                                 5,976            5,976

       Transamerica                  Group Annuity Contract
          Insurance Company            #76620, 6.85%   * *                                     23,422           23,422

       Transamerica                  Group Annuity Contract
          Insurance Company            #76592, 5.92%, 10/31/2008                               41,897           41,897

       Transamerica Insurance        Group Annuity Contract
         Company                       #76682, 6.47%   * *                                     21,950           21,950
                                                                                          -------------    -------------
                                              SUBTOTAL                                        283,527          283,527
                                                                                          -------------    -------------

       MidCap Fund
       -----------
   *   The Hartford Financial        Hartford Mutual Funds, Inc.
         Services Group, Inc.        MidCap Fund                                                2,409            2,639
                                                                                          -------------    -------------
                                              SUBTOTAL                                          2,409            2,639
                                                                                          -------------    -------------

       Advisers Fund
       -------------
   *   The Hartford Financial        Hartford Mutual Funds, Inc.
         Services Group, Inc.        Advisor Fund  #BL416645786                                43,860           55,982
                                                                                          -------------    -------------
                                              SUBTOTAL                                         43,860           55,982
                                                                                          -------------    -------------

       Bond Income Strategy Fund
       -------------------------
   *   The Hartford Financial        Hartford Mutual Funds, Inc.
         Services Group, Inc.        Bond Income Strategy Fund                                  8,445            8,501
                                                                                          -------------    -------------
                                              SUBTOTAL                                          8,445            8,501
                                                                                          -------------    -------------

       Money Market Fund
       -----------------
   *   The Hartford Financial        Hartford Mutual Funds, Inc.
         Services Group, Inc.        Money Market Fund                                          5,313            5,313
                                                                                          -------------    -------------
                                              SUBTOTAL                                          5,313            5,313
                                                                                          -------------    -------------

*    Indicates party-in-interest.
** These synthetic portfolios have no final maturity. Final maturity is based on the underlying assets in the bond portfolios.

The accompanying notes are an integral part of this schedule.

                                                                 EIN# 06-0383750
                                    Plan# 100
                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
       ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - PART I
                             AS OF DECEMBER 30, 1998
                                ($ IN THOUSANDS)
                                   (continued)

                                        (c) Description of Investment Including Maturity
                                        Date, Rate of  Interest, Collateral, Par or                        (e) Current
(a)       (b) Identity of Party         Maturity Value                                      (d) Cost           Value
---       ---------------------         --------------                                      --------           -----


       Dividend & Growth Fund
       ----------------------
   *   The Hartford Financial        Hartford Mutual Funds, Inc.
         Services Group, Inc.        Dividend & Growth Fund                                    13,398           15,329
                                                                                          -------------    -------------
                                              SUBTOTAL                                         13,398           15,329
                                                                                          -------------    -------------

       International Opportunities Fund
       --------------------------------
   *   The Hartford Financial        Hartford Mutual Funds, Inc.
         Services Group, Inc.        International Opportunity Fund                             7,544            7,859
                                                                                          -------------    -------------
                                              SUBTOTAL                                          7,544            7,859
                                                                                          -------------    -------------

       Capital Appreciation Fund
       -------------------------
   *   The Hartford Financial        Hartford Mutual Funds, Inc.
         Services Group, Inc.        Capital Appreciation Fund                                 20,151           21,179
                                                                                          -------------    -------------
                                              SUBTOTAL                                         20,151           21,179
                                                                                          -------------    -------------

       Small Company Fund
       ------------------
   *   The Hartford Financial        Hartford Mutual Funds, Inc.
         Services Group, Inc.        Small Company Fund                                        10,239            11,056
                                                                                          -------------    -------------
                                              SUBTOTAL                                         10,239            11,056
                                                                                          -------------    -------------

       Hartford Life Company Stock Fund
       --------------------------------
   *   Hartford Life                 Common Stock                                              64,975            80,788
   *   Bankers Trust Company         BT Pyramid Directed Account
                                     Cash Fund - STIF                                             263               263
                                                                                          -------------    -------------
                                              SUBTOTAL                                         65,238            81,051
                                                                                          -------------    -------------

       Loan Fund
       ---------
   *   Loans to Participant          Loans Receivable from Participants, maturing
                                     at various dates bearing interest at rates
                                     from  7.0 % - 11.5 %                             $            --   $        40,115
                                                                                          -------------    -------------
                                              SUBTOTAL                                             --            40,115
                                                                                          -------------    -------------
                                              TOTAL                                   $       957,505   $     1,592,717
                                                                                          =============    =============

*  Indicates party-in-interest.

The accompanying notes are an integral part of this schedule

                                                                               EIN# 06-0383750
                                                                                     Plan# 100

                               THE HARTFORD INVESTMENT AND SAVINGS PLAN
                       ITEM 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                                 FOR THE YEAR ENDED DECEMBER 30, 1998


                                                                       (e) Interest
                                                    (d) Principal        Received          (f) Unpaid
          (b) Identity and      (c) Original       Received During        During        Principal Balance
(a)      Address of Obligor    Amount of Loan      Reporting Year     Reporting Year     at end of Year
-------- ------------------- ------------------- -------------------- ---------------- --------------------
          Active Employee               $ 9,000               $1,444            $ 478              $ 5,951
           residing in AZ


          Active Employee                 1,400                  159               63                1,186
           residing in CT


          Active Employee                 2,000                  595              136                1,965
           residing in CT


          Active Employee                 3,119                  481              202                2,376
           residing in CT


          Active Employee                14,000                1,961              256                4,094
           residing in CT


* Information for split between principal and interest unavailable.

The accompanying notes are an integral part of this schedule.





                                                                               EIN# 06-0383750
                                                                                     Plan# 100

                               THE HARTFORD INVESTMENT AND SAVINGS PLAN
                       ITEM 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                                 FOR THE YEAR ENDED DECEMBER 30, 1998
                                             (CONTINUED)



          (b) Identity and        (g) Detailed              (h) Arrears
(a)      Address of Obligor    Description of Loan    (Principal + Interest) *
-------- ------------------- ------------------------ -------------------------

          Active Employee      Participant Loan at                     $ 3,392
           residing in AZ        9.5% secured by
                              participant's account
                                     balance
          Active Employee      Participant Loan at                         399
           residing in CT       9.75% secured by
                              participant's account
                                     balance
          Active Employee      Participant Loan at                         823
           residing in CT       9.25% secured by
                              participant's account
                                     balance
          Active Employee      Participant Loan at                         619
           residing in CT       9.25% secured by
                              participant's account
                                     balance
          Active Employee    Participant Loan at 7%                      2,633
           residing in CT          secured by
                              participant's account
                                     balance

* Information for split between principal and interest unavailable.

The accompanying notes are an integral part of this schedule.

                                                                               EIN# 06-0383750
                                                                                     Plan# 100

                               THE HARTFORD INVESTMENT AND SAVINGS PLAN
                       ITEM 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                                 FOR THE YEAR ENDED DECEMBER 30, 1998


                                                                       (e) Interest
                                                    (d) Principal        Received          (f) Unpaid
          (b) Identity and      (c) Original       Received During        During        Principal Balance
(a)      Address of Obligor    Amount of Loan      Reporting Year     Reporting Year     at end of Year
-------- ------------------- ------------------- -------------------- ---------------- --------------------
          Active Employee                 2,561                  661              179                1,454
           residing in CT


          Active Employee                10,000                    0                0               10,000
           residing in CT


          Active Employee                 4,000                  973              188                1,597
           residing in MS


          Active Employee                10,000                1,462              522                6,006
           residing in CT


          Active Employee                 9,924                1,111              443                6,596
           residing in CT


* Information for split between principal and interest unavailable.

The accompanying notes are an integral part of this schedule.


                                                                               EIN# 06-0383750
                                                                                     Plan# 100

                               THE HARTFORD INVESTMENT AND SAVINGS PLAN
                       ITEM 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                                 FOR THE YEAR ENDED DECEMBER 30, 1998
                                             (CONTINUED)




          (b) Identity and       (g) Detailed              (h) Arrears
(a)      Address of Obligor   Description of Loan    (Principal + Interest) *
-------- ------------------- ----------------------- -------------------------

          Active Employee     Participant Loan at                       1,115
           residing in CT       9.5% secured by
                             participant's account
                                    balance
          Active Employee     Participant Loan at                         783
           residing in CT       9.5% secured by
                             participant's account
                                    balance
          Active Employee     Participant Loan at                         606
           residing in MS      9.75% secured by
                             participant's account
                                    balance
          Active Employee     Participant Loan at                         940
           residing in CT      9.25% secured by
                             participant's account
                                    balance
          Active Employee     Participant Loan at                         829
           residing in CT      9.25% secured by
                             participant's account
                                    balance

* Information for split between principal and interest unavailable.

The accompanying notes are an integral part of this schedule.

                                                                               EIN# 06-0383750
                                                                                     Plan# 100

                               THE HARTFORD INVESTMENT AND SAVINGS PLAN
                       ITEM 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                                 FOR THE YEAR ENDED DECEMBER 30, 1998


                                                                       (e) Interest
                                                    (d) Principal        Received          (f) Unpaid
          (b) Identity and      (c) Original       Received During        During        Principal Balance
(a)      Address of Obligor    Amount of Loan      Reporting Year     Reporting Year     at end of Year
-------- ------------------- ------------------- -------------------- ---------------- -------------------
          Active Employee                 1,679                  441              410                   46
           residing in CT


          Active Employee                 6,650                  996              610                5,654
           residing in CT


          Active Employee                16,306                1,770              780               12,544
           residing in CT


          Active Employee                15,000                1,510              849               13,490
           residing in NY


          Active Employee                12,900                  770              447               12,130
           residing in NY



* Information for split between principal and interest unavailable.

The accompanying notes are an integral part of this schedule.


                                                                               EIN# 06-0383750
                                                                                     Plan# 100

                               THE HARTFORD INVESTMENT AND SAVINGS PLAN
                       ITEM 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                                 FOR THE YEAR ENDED DECEMBER 30, 1998
                                             (CONTINUED)


          (b) Identity and        (g) Detailed              (h) Arrears
(a)      Address of Obligor    Description of Loan    (Principal + Interest) *
-------- ------------------- ------------------------ -------------------------
          Active Employee      Participant Loan at                          46
           residing in CT       9.25% secured by
                              participant's account
                                     balance
          Active Employee      Participant Loan at                         526
           residing in CT        9.5% secured by
                              participant's account
                                     balance
          Active Employee      Participant Loan at                       1,360
           residing in CT       9.25% secured by
                              participant's account
                                     balance
          Active Employee      Participant Loan at                       1,258
           residing in NY        9.5% secured by
                              participant's account
                                     balance
          Active Employee      Participant Loan at                       1,082
           residing in NY        9.5% secured by
                              participant's account
                                     balance

* Information for split between principal and interest unavailable.

The accompanying notes are an integral part of this schedule.

                                                                               EIN# 06-0383750
                                                                                     Plan# 100

                               THE HARTFORD INVESTMENT AND SAVINGS PLAN
                       ITEM 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                                 FOR THE YEAR ENDED DECEMBER 30, 1998


                                                                       (e) Interest
                                                    (d) Principal        Received          (f) Unpaid
          (b) Identity and      (c) Original       Received During        During        Principal Balance
(a)      Address of Obligor    Amount of Loan      Reporting Year     Reporting Year     at end of Year
-------- ------------------- ------------------- -------------------- ---------------- --------------------
          Active Employee                20,000                3,212            1,611               15,997
           residing in FL


          Active Employee                 6,000                1,290              141                1,304
           residing in CT


          Active Employee                22,000                2,693              982               14,622
           residing in CT


          Active Employee                 5,896                1,728              168                1,200
           residing in CT


          Active Employee                 6,080                  943              268                4,774
           residing in TX


* Information for split between principal and interest unavailable.

The accompanying notes are an integral part of this schedule.


                                                                               EIN# 06-0383750
                                                                                     Plan# 100

                               THE HARTFORD INVESTMENT AND SAVINGS PLAN
                       ITEM 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                                 FOR THE YEAR ENDED DECEMBER 30, 1998
                                             (CONTINUED)


          (b) Identity and        (g) Detailed              (h) Arrears
(a)      Address of Obligor    Description of Loan    (Principal + Interest) *
-------- ------------------- ------------------------ -------------------------
          Active Employee      Participant Loan at                       1,677
           residing in FL        9.5% secured by
                              participant's account
                                     balance
          Active Employee      Participant Loan at                         452
           residing in CT        9.5% secured by
                              participant's account
                                     balance
          Active Employee      Participant Loan at                       1,608
           residing in CT       9.25% secured by
                              participant's account
                                     balance
          Active Employee      Participant Loan at                          95
           residing in CT       9.75% secured by
                              participant's account
                                     balance
          Active Employee      Participant Loan at                         382
           residing in TX        9.5% secured by
                              participant's account
                                     balance

* Information for split between principal and interest unavailable.

The accompanying notes are an integral part of this schedule.

                                                                               EIN# 06-0383750
                                                                                     Plan# 100

                               THE HARTFORD INVESTMENT AND SAVINGS PLAN
                       ITEM 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                                 FOR THE YEAR ENDED DECEMBER 30, 1998

                                                                       (e) Interest
                                                    (d) Principal        Received          (f) Unpaid
          (b) Identity and      (c) Original       Received During        During        Principal Balance
(a)      Address of Obligor    Amount of Loan      Reporting Year     Reporting Year     at end of Year
-------- ------------------- ------------------- -------------------- ---------------- --------------------
          Active Employee                 7,408                2,909              436                5,483
           residing in CT


          Active Employee                10,000                  362              459                5,435
           residing in CT


          Active Employee                10,500                1,770              872                8,244
           residing in CT


          Active Employee                13,000                  909            1,088               11,261
           residing in NY


          Active Employee                 8,000                  342              469                6,063
           residing in NY


* Information for split between principal and interest unavailable.

The accompanying notes are an integral part of this schedule.

                                                                               EIN# 06-0383750
                                                                                     Plan# 100

                               THE HARTFORD INVESTMENT AND SAVINGS PLAN
                       ITEM 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                                 FOR THE YEAR ENDED DECEMBER 30, 1998
                                             (CONTINUED)


          (b) Identity and        (g) Detailed              (h) Arrears
(a)      Address of Obligor    Description of Loan    (Principal + Interest) *
-------- ------------------- ------------------------ -------------------------
          Active Employee      Participant Loan at                         983
           residing in CT        8.9% secured by
                              participant's account
                                     balance
          Active Employee      Participant Loan at                         796
           residing in CT       9.25% secured by
                              participant's account
                                     balance
          Active Employee      Participant Loan at                         550
           residing in CT        9.5% secured by
                              participant's account
                                     balance
          Active Employee      Participant Loan at                         333
           residing in NY       9.25% secured by
                              participant's account
                                     balance
          Active Employee      Participant Loan at                         162
           residing in NY        9.0% secured by
                              participant's account
                                     balance

* Information for split between principal and interest unavailable.

The accompanying notes are an integral part of this schedule.

                                                                               EIN# 06-0383750
                                                                                     Plan# 100

                               THE HARTFORD INVESTMENT AND SAVINGS PLAN
                       ITEM 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                                 FOR THE YEAR ENDED DECEMBER 30, 1998

                                                                       (e) Interest
                                                    (d) Principal        Received          (f) Unpaid
          (b) Identity and      (c) Original       Received During        During        Principal Balance
(a)      Address of Obligor    Amount of Loan      Reporting Year     Reporting Year     at end of Year
-------- ------------------- ------------------- -------------------- ---------------- --------------------
          Active Employee                 3,900                1,098              207                1,976
           residing in AZ


          Active Employee                 3,200                  322              181                2,877
           residing in CA


          Active Employee                 5,802                1,842              380                3,101
           residing in CT


          Active Employee                 2,600                  286               88                2,314
           residing in MN


          Active Employee                 3,300                  488              234                2,636
           residing in CT



* Information for split between principal and interest unavailable.

The accompanying notes are an integral part of this schedule.


                                                                               EIN# 06-0383750
                                                                                     Plan# 100

                               THE HARTFORD INVESTMENT AND SAVINGS PLAN
                       ITEM 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                                 FOR THE YEAR ENDED DECEMBER 30, 1998
                                             (CONTINUED)


          (b) Identity and        (g) Detailed              (h) Arrears
(a)      Address of Obligor    Description of Loan    (Principal + Interest) *
-------- ------------------- ------------------------ -------------------------
          Active Employee      Participant Loan at                         311
           residing in AZ       9.25% secured by
                              participant's account
                                     balance
          Active Employee      Participant Loan at                         168
           residing in CA        9.5% secured by
                              participant's account
                                     balance
          Active Employee      Participant Loan at                         815
           residing in CT       9.25% secured by
                              participant's account
                                     balance
          Active Employee      Participant Loan at                         333
           residing in MN        9.5% secured by
                              participant's account
                                    balance
          Active Employee      Participant Loan at                         202
           residing in CT       9.25% secured by
                              participant's account
                                    balance

* Information for split between principal and interest unavailable.

The accompanying notes are an integral part of this schedule.

                                                                       EIN# 06-0383750
                                                                             Plan# 100

                       THE HARTFORD INVESTMENT AND SAVINGS PLAN
               ITEM 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                         FOR THE YEAR ENDED DECEMBER 30, 1998

                                                                      (e) Interest
                                                   (d) Principal         Received         (f) Unpaid
         (b) Identity and      (c) Original       Received During         During       Principal Balance
(a)     Address of Obligor    Amount of Loan       Reporting Year     Reporting Year    at end of Year
------- ------------------- ------------------- --------------------- --------------- --------------------
         Active Employee                12,000                 1,760             883                9,686
          residing in CT


------- ------------------- ------------------- --------------------- --------------- --------------------
              Total                                                                              $182,062
                                                                                                 ========

* Information for split between principal and interest unavailable.

The accompanying notes are an integral part of this schedule.

                                                                       EIN# 06-0383750
                                                                             Plan# 100

                       THE HARTFORD INVESTMENT AND SAVINGS PLAN
               ITEM 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                         FOR THE YEAR ENDED DECEMBER 30, 1998
                                       (CONTINUED)


         (b) Identity and        (g) Detailed               (h) Arrears
(a)     Address of Obligor    Description of Loan    (Principal + Interest) *
------- ------------------- ------------------------ --------------------------
         Active Employee      Participant Loan at                          629
          residing in CT        9.5% secured by
                             participant's account
                                    balance
------- ------------------- ------------------------ --------------------------
              Total                                                    $25,907

* Information for split between principal and interest unavailable.

The accompanying notes are an integral part of this schedule.

                                                                 EIN# 06-0383750
                                                                       Plan# 100


                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 30, 1998
                                ($ IN THOUSANDS)
                                                            (c)            (d)          (e)
       (a)                       (b)                     Purchase        Selling       Lease
  Identity of Party       Description of Asset             Price          Price       Rental
----------------------- ---------------------------- -------------- ------------- -----------
Bankers Trust Company   BT Pyramid Directed Cash
                         Fund - STIF                      $     --      $ 465,204  $     --
Bankers Trust Company   BT Pyramid Directed Cash
                         Fund - STIF                       458,080             --        --
Bankers Trust Company   BT Pyramid Discretionary
                         Cash Fund - STIF                       --         90,133        --
Bankers Trust Company   BT Pyramid Discretionary
                         Cash Fund - STIF                   86,161             --        --
Hartford Financial      Hartford Financial Services
 Services Group, Inc.    Group, Inc. common stock          156,530             --        --

Hartford Financial      Hartford Financial Services
 Services Group, Inc.    Group, Inc. common stock               --         15,773        --

ITT Corporation         ITT Corporation common stock            --        122,770        --

ITT Industries          ITT Industries common stock             --         85,649        --

Starwood Hotel &        Starwood common stock
 Resorts Worldwide,
 Inc.                                                           --         95,982        --

Starwood Hotel &        Starwood common stock
 Resorts Worldwide,
 Inc.                                                       37,923             --        --
----------------------- ---------------------------- -------------- ------------- -----------

                                                                 EIN# 06-0383750
                                                                       Plan# 100


                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 30, 1998
                                ($ IN THOUSANDS)
                                  (Continued)
                                                              (h)
                               (f)            (g)      Current Value of         (i)
        (a)                 Expense         Cost of        Assets on          Net Gain
  Identity of Party         Incurred         Asset     Transaction Date        (Loss)
----------------------- ------------- -------------- -------------------- -----------------

Bankers Trust Company
                           $     --         $465,204         $465,204        $       --
Bankers Trust Company
                                 --          458,080          458,080                --
Bankers Trust Company
                                 --           90,133           90,133                --
Bankers Trust Company
                                 --           86,161           86,161                --
Hartford Financial
 Services Group, Inc.            --          156,530          156,530                --

Hartford Financial
 Services Group, Inc.            --            7,747           15,773             8,026

ITT Corporation                  --           57,518          122,770            65,252

ITT Industries                   --           27,678           85,649            57,971

Starwood Hotel &
 Resorts Worldwide,
 Inc.                            --           37,923           95,982            58,059

Starwood Hotel &
 Resorts Worldwide,
 Inc.                            --           37,923           37,923                --
----------------------- ------------- -------------- -------------------- -----------------

The accompanying notes are an integral part of this schedule.

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension Fund Trust and Investment Committee of The Hartford Investment and Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
                    ----------------------------------------
                                 (Name of Plan)




                                     BY:  /s/  Francis A. Dorion
                                         ---------------------------------------
                                         (Francis A. Dorion, Plan Administrator)



June 29, 1999
(Date)

                                    EXHIBIT 1




                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS




To The Hartford Financial Services Group, Inc.:

As independent public accountants, we hereby consent to the incorporation of our
report  included  in  this  Form  11-K  into  the  Company's   previously  filed
registration statement on Form S-8 (Registration No. 33-80663).



                                                           ARTHUR ANDERSEN LLP



Hartford, Connecticut
June 29, 1999